Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the First Fiscal Quarter of FY2021

FOSHAN, China, January 20, 2021 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the first fiscal quarter ended November 30, 2020.

First Fiscal Quarter Ended November 30, 2020 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	First Fiscal Quarter Ended November 30, 2020	First Fiscal Quarter Ended November 30, 2019	YoY % Change
Revenue	1,051.5	1,098.0	(4.2)%
Gross Profit	442.8	473.8	(6.5)%
Gross Margin	42.1%	43.1%	(1.0)%
Operating Income	228.4	267.2	(14.5)%
Operating Margin	21.7%	24.3%	(2.6)%
Net Income	190.9	204.3	(6.6)%
Net Margin	18.2%	18.6%	(0.4)%

Adjusted Gross Profit (1)	450.0	484.8	(7.2)%
Adjusted Gross Margin (1)	42.8%	44.2%	(1.4)%
Adjusted Operating Income (2)	236.3	288.3	(18.0)%
Adjusted Operating Margin (2)	22.5%	26.3%	(3.8)%
Adjusted Net Income (3)	197.1	223.0	(11.6)%
Adjusted Net Margin (3)	18.7%	20.3%	(1.6)%
Adjusted EBITDA (4)	320.6	352.5	(9.0)%
Adjusted EBITDA Margin (4)	30.5%	32.1%	(1.6)%

Basic and Diluted Earnings per Share	1.56	1.59	(1.9)%
Adjusted Basic and Diluted Earnings per Share (5)	1.61	1.74	(7.5)%

1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.
2.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization and share-based compensation expense. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

BUSINESS PERFORMANCE HIGHLIGHTS

(in comparison to the same period of the last fiscal year)

Domestic K-12 Schools

The domestic K-12 schools business comprises our international schools, bilingual schools and kindergartens in China.

•	The average number of students increased by 11.7% to 54,318
•	Revenue increased by 10.9% to RMB742.4 million and accounted for 70.6% of the total revenue
•	Gross margin increased to 48.8% from 48.5%, and operating margin increased to 38.2% from 37.4%

Overseas Schools

The overseas schools business comprises our overseas schools including Bournemouth, St. Michael’s, Bosworth and CATS.

•	Revenue amounted to RMB134.2 million and accounted for 12.8% of the total revenue
•	Gross margin was 12.8% and operating margin was (39.0%)

Education Technology (“EdTech”)

The education technology business comprises online career counselling, online Academic Olympiad training, and online international school.

•	Revenue amounted to RMB36.7 million and accounted for 3.5% of the total revenue
•	Gross margin was 54.8% and operating margin was 24.4%

Complementary Education Services

The complementary education services business comprises language training, overseas study counselling, camps and study tours, and others.

•	Revenue amounted to RMB138.2 million and accounted for 13.1% of the total revenue
•	Gross margin was 31.2% compared to 34.7%, and operating margin was 17.7% compared to 20.2%

“While overseas K-12 and overseas related businesses were adversely impacted by COVID-19 pandemic, all of Bright Scholar’s other major businesses in China have shown major improvement in terms of year-over-year revenue growth in the first fiscal quarter of 2021. Demand for domestic K-12 remains solid with enrolment and average tuition and fees growth for our international and bilingual school businesses. Our domestic training and camp businesses have also recorded year-over-year revenue growth. Revenue from our EdTech services grew by 64.0% year-over-year due to the acquisition of Linstitute. At the same time, vaccines offer hope for ending the pandemic across the globe. These positive momentums, along with our extensive reduction in overhead expense and progressive streamlining of operational structure helped to lessen the impact on the Company’s bottom-line and cash position. If the overseas school operations are stabilized and business conditions are improved in the second half of fiscal 2021, the advantage of our low cost structure should quickly turn into profitability and increased cash flow,” said Jerry He, Executive Vice Chairman of Bright Scholar.

“In the 2021 fiscal year, our strategy is to continue to build upon the four strategic pillars. First, focus on maintaining organic growth in our domestic K-12 business which provides the cash flow to fuel new growth initiatives and acquisitions. Second, focus on cost management to lower our cost base and improve our long-term operating leverage and profit margin. Third, optimize integration planning to unlock new revenue and cost synergies, and expand complimentary education offerings. Finally, continue to invest in education technology and complementary education services, and deploy capitals in strategic acquisitions for long-term growth,” Mr. He continued.

“We are off to a very promising start in the first fiscal quarter. As life in China continues to return to ‘new’ normal, demand for our K-12 grew,” said Ms. Wanmei Li, Chief Executive Officer of Domestic K-12. “In the quarter, enrolment of international schools, bilingual schools and kindergartens grew by 9.7%, 8.0% and 17.0%, respectively. Average tuition and fees of international and bilingual schools has also recorded a year-over-year increase of 1.9% and 5.0%, respectively. The strength of our brand reflects our unwavering commitment to delivering quality education.” Ms. Li continued, “As of January 15, approximately 60.5% of students in the 2021 graduating class of our international schools have received over 400 offers from global top 50 institutions with 6 conditional offers from Oxford, 2 from University of Chicago, 2 from Cornell University, 4 from New York University, and 1 from Northwestern University. We expect more students will receive offers from these elite institutions, and the academic performance of our students will continue to improve across all age groups.”

“Ongoing pandemic in Europe and rising US-China tensions continued to have an adverse impact on our overseas related complementary businesses including overseas study counselling, whose revenue dropped by 49.4% in the quarter,” commented by Zi Chen, Chief Executive Officer of Complementary Education Services. “However, there are growing opportunities with regulatory tailwinds beginning to build in areas of online courses, after-school training business and study camp businesses in the domestic market. In the quarter, the revenues of after-school training business and study camps increased by 7.7% and 635.3%, respectively, compared with the same period of last fiscal year.”

Mr. He commented on the performance of overseas school business, “In the quarter, we remain intently focused on both supporting our schools, students, parents and teaching staff as they adapt to COVID-19 disruptions and delays, as well as managing the negative effect of COVID-19 on our student enrolment and financials. As we continue to lower costs and increase efficiency, taking steps to reduce operating cost and optimize our operation and improve our IT infrastructure. The benefits realized from cost cutting measures and the investments taken over the last two quarters should bring long-term improvements to the cost structure of our overseas business as well as opportunities for significant gains in profitability once the operating environment resumes to normalcy.”

Mr. He continued on the performance of education technology business, “The COVID-19 pandemic has put a spotlight on the importance of education technology for learning. Digital adoption in home and school education continues to accelerate at a fast pace. We are gaining more traction for 3i Global Academy and other EdTech initiatives as we expand our blended traditional and digital learning solutions to meet the fast-evolving needs of students, parents and teachers.”

“Looking forward, in spite of the continuing uncertainty in our overseas business in the coming quarter, we believe we will be able to improve our financial performance once the operating environment improves. We also see many opportunities to grow our businesses driven by our core expertise and global network. At the same time, we will build a competitive cost base to ensure we emerge even stronger and better positioned to deliver long-term value to our stakeholders,” Mr. He concluded.

UNAUDITED FINANCIAL RESULTS for the FIRST FISCAL QUARTER ENDED NOVEMBER 30, 2020

Revenue

Revenue	First Fiscal Quarter Ended November 30, 2020		First Fiscal Quarter Ended November 30, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	742.4	70.6%	669.7	60.9%	10.9%
International Schools	304.3	28.9%	273.9	24.9%	11.1%
Bilingual Schools	260.8	24.8%	229.8	20.9%	13.5%
Kindergartens	177.3	16.9%	166.0	15.1%	6.8%
Overseas Schools	134.2	12.8%	259.2	23.6%	(48.2)%
Education Technology	36.7	3.5%	22.4	2.0%	64.0)%
Complementary Education	138.2	13.1%	146.7	13.5%	(5.8)%
Total	1,051.5	100.0%	1,098.0	100.0%	(4.2)%

Revenue for the quarter was RMB1,051.5 million, as compared to RMB1,098.0 million for the same period of the last fiscal year. The changes in revenue was primarily due to the impact of COVID-19 on overseas schools and overseas related complementary business.

Cost of Revenue

Cost of revenue for the quarter was RMB608.7 million, down 2.5% as compared to RMB624.2 million for the same period of the last fiscal year. The reduction in cost of revenue was primarily due to the effective implementation of cost control measures and streamlining initiatives for our overseas operation to mitigate impact from COVID-19.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	First Fiscal Quarter Ended November 30, 2020		First Fiscal Quarter Ended November 30, 2019		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	362.4	48.8%	325.1	48.5%	11.5%
International Schools	152.4	50.1%	140.5	51.3%	8.5%
Bilingual Schools	125.0	47.9%	103.9	45.2%	20.4%
Kindergartens	85.0	48.0%	80.7	48.6%	5.4%
Overseas Schools	17.2	12.8%	83.4	32.2%	(79.4)%
Education Technology	20.2	54.8%	14.4	64.5%	39.2%
Complementary Education	43.0	31.2%	50.9	34.7%	(15.3)%
Total	442.8	42.1%	473.8	43.1%	(6.5)%

Gross profit for the quarter was RMB442.8 million, as compared to RMB473.8 million for the same period of the last fiscal year. Gross margin was 42.1% for the quarter, as compared to 43.1% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB450.0 million, as compared to RMB484.8 million for the same period of the last fiscal year. Adjusted gross margin was 42.8% for the quarter, as compared to 44.2% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

SG&A Expenses	First Fiscal Quarter Ended November 30, 2020		First Fiscal Quarter Ended November 30, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	79.7	7.6%	75.4	6.9%	5.8%
International Schools	33.3	3.2%	30.3	2.8%	9.7%
Bilingual Schools	25.5	2.4%	25.7	2.3%	(0.8)%
Kindergartens	20.9	2.0%	19.4	1.8%	8.4%
Overseas Schools	71.4	6.8%	74.5	6.8%	(4.2)%
Education Technology	11.7	1.1%	7.3	0.7%	58.7%
Complementary Education	22.5	2.1%	22.1	2.0%	2.2%
Unallocated Corporate Expenses (7)	36.7	3.5%	30.6	2.7%	19.7%
Total	222.0	21.1%	209.9	19.1%	5.7%

Adj. SG&A Expenses (6)	First Fiscal Quarter Ended November 30, 2020		First Fiscal Quarter Ended November 30, 2019		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	79.1	7.6%	74.1	6.7%	6.8%
International Schools	33.2	3.2%	30.1	2.7%	10.3%
Bilingual Schools	25.2	2.4%	25.0	2.3%	0.7%
Kindergartens	20.7	2.0%	19.0	1.7%	9.3%
Overseas Schools	71.4	6.8%	74.5	6.8%	(4.2)%
Education Technology	11.7	1.1%	7.3	0.7%	58.7%
Complementary Education	22.6	2.1%	21.6	2.0%	4.5%
Unallocated Corporate Expenses (8)	36.5	3.4%	22.4	2.0%	63.9%
Total	221.3	21.0%	199.9	18.2%	10.7%

6.	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.
7.	Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.
8.	Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the quarter were RMB222.0 million, representing a 5.7% increase from RMB209.9 million for the same period of the last fiscal year. Adjusted SG&A expenses for the quarter were RMB221.3 million, representing a 10.7% increase from RMB199.9 million for the same period of the last fiscal year.

Operating Income, Operating Margin and Adjusted Operating Income

Operating Income/(Loss)	First Fiscal Quarter Ended November 30, 2020		First Fiscal Quarter Ended November 30, 2019		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	283.6	38.2%	250.5	37.4%	13.2%
International Schools	119.3	39.2%	110.3	40.3%	8.2%
Bilingual Schools	99.6	38.2%	78.4	34.1%	27.0%
Kindergartens	64.7	36.5%	61.8	37.2%	4.7%
Overseas Schools	(52.4)	(39.0%)	8.8	3.4%	(693.2)%
Education Technology	9.0	24.4%	8.1	36.2%	10.6%
Complementary Education	24.4	17.7%	29.6	20.2%	(17.5)%
Unallocated Corporate Expenses	(36.2)	-	(29.8)	-	(21.5)%
Total	228.4	21.7%	267.2	24.3%	(14.5)%

Operating income for the quarter was RMB228.4 million, as compared to RMB267.2 million for the same period of the last fiscal year. Operating margin was 21.7% for the quarter, as compared to 24.3% for the same period of the last fiscal year.

Adjusted operating income for the quarter was RMB236.3 million, as compared to RMB288.3 million for the same period of the last fiscal year. Adjusted operating margin was 22.5% for the quarter, as compared to 26.3% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the quarter was RMB190.9 million, as compared to RMB204.3 million for the same period of the last fiscal year.

Adjusted net income for the quarter was RMB197.1 million, as compared to RMB223.0 million for the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.56 and RMB1.56, respectively, as compared to RMB1.59 and RMB1.59, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB1.61 and RMB1.61, respectively, as compared to RMB1.74 and RMB1.74, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB320.6 million, as compared to RMB352.5 million for the same period of the last fiscal year.

Cash and Working Capital

As of November 30, 2020, the Company’s cash and cash equivalents and restricted cash were RMB1,697.2 million (US$258.1 million), as compared to RMB4,423.9 million as of August 31, 2020. As of November 30, 2020, we also had short-term investments of RMB2,175.4 million (US$330.8 million). For the first fiscal quarter ended November 30, 2020, the Company’s capital expenditure was approximately RMB45.2 million, down 25.8% compared to the same period of last fiscal year.

REVISED GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2021

The Company revised its guidance for the 2021 fiscal year and expects its revenue to be in a range of RMB3.59 billion and RMB3.69 billion, representing a year-over-year growth of 7% to 10%, and its average student enrolment in our domestic and overseas schools to be between approximately 56,000 and 57,000, representing a year-over-year increase of 8% to 10%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (9:00 pm Beijing/Hong Kong Time) on January 21, 2021 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10150607
Replay End Date:	January 28, 2021

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the majority of revenue generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter ended November 30, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5760, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 30, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on November 30, 2020 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and adjusted EBITDA margin as adjusted EBITDA divided by revenue. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets, and adjusted net margin as adjusted net income/(loss) divided by revenue. We define adjusted SG&A expenses as selling, general and administration expense excluding share-based compensation expense. We define adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense; amortization of intangible assets and adjusted operating margin as adjusted operating income/(loss) divided by revenue. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares, each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of November 30, 2020, Bright Scholar operated 94 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	November 30,
	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,377,684	679,566	103,340
Restricted cash	1,044,853	1,016,226	154,536
Short-term investments(1)	13,695	2,175,429	330,813
Accounts receivable, net	19,271	36,185	5,503
Amounts due from related parties, net	18,521	19,059	2,898
Other receivables, deposits and other assets, net	198,593	173,240	26,344
Inventories	28,013	24,542	3,733

Total current assets	4,700,630	4,124,247	627,167
Restricted cash – non-current	1,400	1,400	213
Property and equipment, net	1,076,590	1,062,056	161,505
Land use rights, net	86,076	85,545	13,009
Intangible assets, net	597,527	572,680	87,086
Goodwill, net	2,284,109	2,230,299	339,157
Long-term investments	55,137	54,376	8,269
Prepayment for construction contract	4,822	4,183	636
Deferred tax assets, net	35,678	44,842	6,819
Other non-current assets, net	16,654	72,985	11,099
Operating lease right-of-use assets	1,964,686	1,911,027	290,606
Total non-current assets	6,122,679	6,039,393	918,399

TOTAL ASSETS	10,823,309	10,163,640	1,545,566

1.	As of November 30, 2020, majority of short-term investments principal are guaranteed by a related party of the Company.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	November 30,
	2020	2020
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated Variable interest entities (“VIEs”) without recourse to Bright Scholar of RMB 28,691 and RMB30,446 as of August 31, 2020 and November 30, 2020, respectively)	93,090	117,184	17,820
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 52,567 and RMB52,764 as of August 31, 2020 and November 30, 2020, respectively)	86,563	87,293	13,274
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 394,880 and RMB369,422 as of August 31, 2020 and November 30, 2020, respectively)	633,397	604,386	91,908
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar of RMB 7,500 and RMB15,000 as of August 31, 2020 and November 30, 2020, respectively)	938,300	945,800	143,826
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 34,992 and RMB41,696 as of August 31, 2020 and November 30, 2020, respectively)	118,716	160,435	24,397
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 1,291,781 and RMB676,256 as of August 31, 2020 and November 30, 2020, respectively)	1,544,184	910,367	138,438
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 23,804 and RMB8,828 as of August 31, 2020 and November 30, 2020, respectively)	70,711	17,045	2,592
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of 30,601 and RMB30,403 as of August 31, 2020 and November 30, 2020, respectively)	210,082	213,154	32,414
Total current liabilities	3,695,043	3,055,664	464,669
Contract liabilities – non-current (including contract liabilities – non-current of the consolidated VIEs without recourse to Bright Scholar of RMB 1,772 and RMB1,517 as of August 31, 2020 and November 30, 2020, respectively)	1,772	1,517	231
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar of RMB 34,641 and RMB33,475 as of August 31, 2020 and November 30, 2020, respectively)	57,826	55,562	8,449
Other non-current liabilities due to related parties (including other non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 26,843and RMB27,365 as of August 31, 2020 and November 30, 2020, respectively)	26,843	27,365	4,161
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 11,364 and RMB12,904 as of August 31, 2020 and November 30, 2020, respectively)	19,612	13,949	2,122
Bond payable	2,017,369	1,940,533	295,093
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar of RMB77,500 and RMB70,000 as of August 31, 2020 and November 30, 2020, respectively)	77,919	70,405	10,706
Operating lease liabilities – non-current (including operating lease liabilities – non-current of the consolidated VIEs without recourse to Bright Scholar of RMB 222,693 and RMB213,539 as of August 31, 2020 and November 30, 2020, respectively)	1,802,544	1,735,178	263,865
Total non-current liabilities	4,003,885	3,844,509	584,627
TOTAL LIABILITIES	7,698,928	6,900,173	1,049,296

	As of
	August 31,	November 30,
	2020	2020
	RMB	RMB	USD
EQUITY
Share capital	8	8	1
Additional paid-in capital	1,854,262	1,845,329	280,616
Statutory reserves	65,567	65,567	9,971
Accumulated other comprehensive income	185,371	161,157	24,507
Accumulated retained earnings	632,722	815,059	123,945
Shareholders’ equity	2,737,930	2,887,120	439,040
Non-controlling interests	386,451	376,347	57,230
Total equity	3,124,381	3,263,467	496,270
TOTAL LIABILITIES AND EQUITY	10,823,309	10,163,640	1,545,566

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30,
	2019	2020
	RMB	RMB	USD
Revenue	1,097,953	1,051,546	159,907
Cost of revenue	(624,202)	(608,737)	(92,569)

Gross profit	473,751	442,809	67,338
Selling, general and administrative expenses	(209,930)	(221,952)	(33,752)
Other operating income	3,419	7,572	1,151

Operating income	267,240	228,429	34,737
Interest expense, net	(29,588)	(36,977)	(5,623)
Investment income	21,032	44,720	6,800
Other income/(expenses)	3,642	(4,774)	(726)

Income before income taxes and share of equity in loss of unconsolidated affiliates	262,326	231,398	35,188
Income tax expense	(58,015)	(40,280)	(6,125)
Share of equity in loss of unconsolidated affiliates	(27)	(250)	(38)

Net income	204,284	190,868	29,025

Net income attributable to non-controlling interests	12,998	4,286	652

Net income attributable to ordinary shareholders	191,286	186,582	28,373

Net earnings per share attributable to ordinary shareholders
—Basic	1.59	1.56	0.24
—Diluted	1.59	1.56	0.24

Weighted average shares used in calculating net earnings per ordinary share/ADS:
—Basic	120,584,500	119,414,474	119,414,474
—Diluted	120,631,807	119,414,474	119,414,474

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended November 30,
	2019	2020
	RMB	RMB	USD
Net cash used in operating activities	(399,757)	(479,431)	(72,906)

Net cash used in investing activities	(406,412)	(2,166,134)	(329,400)

Net cash used in financing activities	(1,183)	(23,905)	(3,635)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(31,112)	(57,275)	(8,710)

Net change in cash and cash equivalents, and restricted cash	(838,464)	(2,726,745)	(414,651)

Cash and cash equivalents, and restricted cash at beginning of the period	3,265,014	4,423,937	672,740

Cash and cash equivalents, and restricted cash at end of the period	2,426,550	1,697,192	258,089

Reconciliations of GAAP and Non-GAAP Results

 (Amounts in thousands, except for shares and per share data)

	Three Months Ended November 30,
	2019	2020
	RMB	RMB	USD
Gross profit	473,751	442,809	67,338
Add: Amortization of intangible assets	11,040	7,229	1,099

Adjusted gross profit	484,791	450,038	68,437

Operating income	267,240	228,429	34,737
Add: Share-based compensation expense	10,032	641	97
Add: Amortization of intangible assets	11,040	7,229	1,099

Adjusted operating income	288,312	236,299	35,933

Net income	204,284	190,868	29,025
Add: Share-based compensation expense	10,032	641	97
Add: Amortization of intangible assets	11,040	7,229	1,099
Add: Tax effect of amortization of intangible assets	(2,330)	(1,634)	(248)

Adjusted net income	223,026	197,104	29,973

Net income attributable to ordinary shareholders	191,286	186,582	28,373
Add: Share-based compensation expense	10,032	641	97
Add: Amortization of intangible assets	11,040	7,229	1,099
Add: Tax effect of amortization of intangible assets	(2,330)	(1,634)	(248)

Adjusted net income attributable to ordinary shareholders	210,028	192,818	29,321

Net income	204,284	190,868	29,025
Add:Interest expense, net	29,588	36,977	5,623
Add:Income tax expense	58,015	40,280	6,125
Add:Depreciation and amortization	50,580	51,870	7,888
Add:Share-based compensation expense	10,032	641	97

Adjusted EBITDA	352,499	320,636	48,758

Selling, general and administrative expenses	209,930	221,952	33,752
Less:Share-based compensation expense	10,032	641	97

Adjusted selling, general and administrative expenses	199,898	221,311	33,655

Weighted average shares used in calculating earnings per ordinary share/ADS:
—Basic	120,584,500	119,414,474	119,414,474
—Diluted	120,631,807	119,414,474	119,414,474

Adjusted net earnings per share attributable to ordinary shareholders
—Basic	1.74	1.61	0.25
—Diluted	1.74	1.61	0.25